KongZhong Corporation Reports Unaudited First Quarter 2011 Financial Results

Beijing, China, May 24, 2011 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited first quarter 2011.

First Quarter 2011 Financial Highlights:
(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on United States Generally Accepted Accounting Principles (GAAP) and denominated in US dollars)

●
Revenues exceeds guidance – Total revenues for the first quarter of 2011 (“1Q11”) increased 11% quarter-over-quarter (“QoQ”) to US$ 40.1 million (“mn”), exceeding the Company’s 1Q11 revenue guidance range of US$ 38.5 mn to US$ 39.5 mn.

●	Gross profit inline with guidance – Total gross profit was US$ 16.5 mn for 1Q11, inline with the Company’s 1Q11 guidance range of US$ 15.5 mn to US$ 16.5 mn.
●
Net income – Net loss in 1Q11 was US$ 0.46 mn, including a change in the fair value of the Dacheng contingent consideration of US$ 3.73 mn. Excluding this change, net income in 1Q11 was US$ 3.27 mn, a 3% increase compared to US$ 3.17 mn in 1Q10. Basic net loss per ADS was US$ 0.01 based on 37.58 mn ADS outstanding as of March 31, 2011.

●
Non-GAAP net income inline with guidance – Non-GAAP net income was US$ 6.9 mn, inline with the Company’s guidance range of US$ 6.0 mn to US$ 7.0 mn, while Non-GAAP diluted net income per ADS was US$ 0.17 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●
Cash and cash equivalents – As of March 31, 2011, the Company had US$ 118.3 mn in cash and cash equivalents or US$ 3.1 per basic ADS in cash and cash equivalents.  This includes a US$ 9.3 mn payment for the early extinguishment of convertible note issued to Nokia Growth Partners, a US$ 14.6 mn payment for the cash portion related to the final payment for Dacheng and a US$ 21.2 mn investment in RMB denominated short-term loan to a third party.

Commenting on the results, the Company's Chairman and Chief Executive Officer, Leilei Wang, said, “Against a stabilized WVAS environment, the Company continued to generate stable Non-GAAP net profit while building up future growth opportunities within our Internet game business.  On March 15th, we successfully launched World of Tanks (“WoT”) to the market and based on the first few months of operation, continue to believe that WoT has potential to one of the top team-based shooters in the mainland China.  Moreover, development of our self-developed 3D MMORPGs, Kung Fu Hero and Emofaze 3 (the second in the EMFZ series), continues on track with a 3Q 2011 open beta targeted for Kung Fu Hero and a late 2011 or early 2012 open beta target for EMFZ3.  Lastly, to further diversify our online game portfolio, we recently announced our partnership with Gamepot, to exclusively operate one of the most popular online first person shooters in Japan, Paperman.”

Noteworthy Items:
•
On May 9th 2011, announced our signing of a publishing agreement for Paperman, a 3D free-to-play massively multiplayer online first person shooting game, exclusively for the mainland China market. Paperman was developed by Gamepot (a subsidiary of So-Net).  Depending on government approvals, KONG and Gamepot expect to launch the game commercially in China either by the end of 2011 or early 2012.

Financial Results:

	For the Three Months Ended March 31, 2010 (US$ thousands)*	For the Three Months Ended December 31, 2010 (US$ thousands)	For the Three Months Ended March 31, 2011 (US$ thousands)
Revenues	$40,636	$36,009	$40,127
WVAS	26,921	17,323	21,358
Mobile Games	9,476	12,763	12,269
Internet Games	4,239	5,923	6,500

Sales Tax	$825	$896	$839
WVAS	475	228	381
Mobile Games	252	195	178
Internet Games	98	473	280

Cost of Revenue	$22,097	$19,157	$22,753
WVAS	16,042	10,389	13,111
Mobile Games	5,601	8,109	7,760
Internet Games	454	659	1,882

Gross profit	$17,714	$15,956	$16,535
WVAS	10,404	6,706	7,866
Mobile Games	3,623	4,459	4,331
Internet Games	3,687	4,791	4,338

Gross profit ratio	44%	44%	41%
WVAS	39%	39%	37%
Mobile Games	38%	35%	35%
Internet Games	87%	81%	67%

* During the 3rd quarter 2010, we consolidated the majority of our Wireless Internet Services (WIS) business line into our WVAS. The financial information for each business line has been adjusted retrospectively to reflect this change in business lines.

Revenues
WVAS Revenues
WVAS revenues in 1Q11 were US$ 21.36 mn, a 23% increase from 4Q10 but a 21% decrease from the same period last year.  WVAS revenues rebounded from depressed 4Q10 levels due to a more stabilized WVAS operating environment and growth in our mobile literature business.

In 1Q11, 2G revenues represented 79% of total newly reported WVAS revenues, while 2.5G services made up 21% of total WVAS revenues.

WVAS made up 53.2% of total revenues in 1Q11.

Mobile Games Revenues
Total mobile game revenues in 1Q11 were US$ 12.27 mn, a 29% increase from the same period last year but a 4% decrease from 4Q10.

Revenues from downloadable mobile games were US$ 11.69 mn representing an 31% increase from the same period last year but a decrease of 5% from 4Q10.  In 1Q11 revenues from monthly mobile game subscriptions in partnership with China Mobile were stable compared to 4Q10, but one-time download revenues were negatively impacted by changes in China Mobile’s marketing policies of mobile games on the Monternet portal. In 1Q11, average monthly mobile game subscribers were maintained at roughly 2.0 mn per month.

In 1Q11, mobile games underperformed our expectations as China Mobile continued to adjust their mobile game marketing strategies and we see these difficulties continuing into 2Q.  However, the Company continues to invest in the development of mobile games, including iPhone and Android platforms and expect to accelerate our development of these platforms in the coming quarters as the market develops.

Revenues from mobile multi-player online games ("MMO" or “online mobile games”) were US$ 0. 58 mn, an 11% increase from the same period last year and an increase of 30% from 4Q10.   Online mobile games benefited sequentially due to seasonal promotions of our online mobile games.

Revenues from downloadable mobile games made up 95% of total mobile game revenues compared to 97% in 4Q10.

Mobile game revenues made up 30.6% of total revenues in 1Q11.

Internet Games Revenues
Internet Game (“Net Game”) revenues were US$ 6.50 mn in 1Q11, a 10% increase from 4Q10 and a 53.3% increase compared to 1Q10. Net Game revenues outperformed our expectations due to the strong performance of World of Tanks (“WoT”) which was launched commercially on March 15th.

Domestic Net game revenues were US$ 4.98 mn, a 38% increase from 4Q10 and a 27% increase from 1Q10 due to the successful commercial launch of WoT. Overseas Net game revenues were US$ 1.52 mn, a 34% decrease from 4Q10 but a 384% increase from 1Q10. Total overseas revenues as a percentage of total Net game revenues in 1Q11 were 23% compared to 39% in 4Q10.

For the 1Q11 3-month period, domestic mainland China online game operations achieved average concurrent users (“ACUs”) of 145k compared to 81k in 4Q10 and aggregate paying accounts (“APAs”) of 218k with quarterly ARPU of RMB 150 compared to 120k APAs with quarterly ARPU of RMB 201 in 4Q10.  WoT operational metrics for ACUs and APAs were only recorded from March 2011.

Net game revenues made up 16.2% of total revenues in 1Q11.

Gross Profit

Total gross profit was US$ 16.54 mn in 1Q11, a 4% increase compared to 4Q10, but a 7% decrease compared to the same period last year. Total gross margin was 41% in 1Q11 compared to 44% in 4Q10.

WVAS Gross Profit
WVAS gross profit in 1Q11 was US$ 7.87 mn, a 17% increase from 4Q10 but a 24% decrease compared to the same period last year.  1Q11 WVAS gross margin was 37% compared to 39% in 4Q10 as ongoing policy measures led us to rely more on higher cost distribution channels as a percentage of WVAS revenues compared to previous periods.

Mobile Game Gross Profit
Mobile games gross profit in 1Q11 was US$ 4.33 mn, a 20% increase compared to the same period last year but a 3% decrease from 4Q10.  1Q11 mobile games gross margin was 35%  or stable compared to with 4Q10 gross margin levels.  We had previously expected mobile game gross margins to improve from 4Q10 levels, but the higher margin distribution channels we had expected to promote our mobile game services through during the period continued to be impacted by certain mobile operator policies and monthly subscriber churn rates.

Internet Game Gross Profit
Internet game gross profit in 1Q11 was US$ 4.34 mn, a 18% increase compared to the same period last year but a 9% decrease from 4Q10.  1Q11 Internet game gross margin was 67% compared to 81% in 4Q10 as revenues from overseas license fees decreased sequentially and also due to revenue share to our 3rd party game development partner, Wargaming.net for revenues associated with WoT.

Operating Expenses

	For the Three Months Ended March 31, 2010 (US$ thousands)	For the Three Months Ended December 31, 2010 (US$ thousands)	For the Three Months Ended March 31, 2011 (US$ thousands)
Product development	$6,841	$4,771	$3,606
Sales and marketing	4,406	4,125	4,831
General and administrative	2,796	2,134	2,939
Provision for impairment of goodwill and intangibles	-	8,729	-
Total Operating Expenses	$14,043	$19,759	$11,376

Total operating expenses were US$ 11.4 mn, a decrease from US$ 19.8 mn in 4Q10 (although this included a US$ 8.7 mn provision for impairment of goodwill and intangibles) and US$ 14.0 mn in 1Q10.

Product development expenses in 1Q11 were US$ 3.61 mn compared to US$ 4.77 mn in 4Q10 or a 24% decrease. Product development headcount remained roughly the same in 1Q11 with the decrease in product development expenses mainly related to a decrease in intangibles associated with our acquisition of Dacheng after 2010 year-end final consideration payment adjustments were made based on Dacheng’s full year performance and future expected performance.

Sales and marketing expenses in 1Q11 were US$ 4.83 mn compared to US$ 4.13 mn in 4Q10 and US$ 4.41 mn in the same period last year.   The increase in sales and marketing was driven by activities related to the commercial launch of WoT and we expect to continue to make continued marketing investments in WoT and our other new Net games in the coming quarters.

General and administrative (“G&A”) expenses in 1Q11 were US$ 2.94 mn compared to US$ 2.13 mn in 4Q10 and US$ 2.80 mn in the same period last year. We would expect G&A to be be maintained at 1Q11 levels in the coming periods.

The Company’s total headcount remained stable in 1Q11 at 1,037 compared to 1,050 at the end of 4Q10.

Operating Profit/(Loss)

Operating profit for 1Q11 was US$ 5.16 mn with operating margins of 12.9% compared to operating loss US$ 3.80 mn in 4Q10, which included a US$ 8.73 mn provision for impairment of goodwill and intangibles and operating profit of US$ 3.7 mn in 1Q10 with operating margins of 9.0%.

Change in fair value of contingent consideration

On March 23rd 2011, the Company finalized of the acquisition of Dacheng when the US GAAP audited 2010 full year net profit of US$ 8.03 mn was confirmed.  Based on this net profit figure, the final consideration was determined to consist of $14.6 mn in cash and $25.58 mn in ordinary shares of the Company. The number of ordinary shares issued was calculated by the 30-day average price prior to the March 23rd 2011 settlement date with the final number of ordinary shares issued equivalent to 123.5 mn  ordinary shares (or equivalent to 3.1 mn ADS). The fair value of the contingent consideration upon the resolution of the contingency on March 23, 2011 was US$44.6 million, resulting in a change in fair value of the contingent consideration recorded in the consolidated statement of operations in 1Q11.

Earnings

Net loss and Non-GAAP net income in 1Q11 were US$ 0.46 mn and US$ 6.88 mn, respectively.  Diluted loss per ADS and diluted Non-GAAP earnings per ADS were US$ 0.01 and US$ 0.17 in 1Q11, respectively. US GAAP net profit includes US$ 3.73 mn non-cash adjustment for change in fair value of final consideration amount for Dacheng.

Total ADS outstanding as of March 31, 2011 were 37.58 mn, compared to 37.31 mn as of December 31, 2010.  Due to timing of convertible note extinguishment and issuance of ADSs for Dacheng later during the 1Q11 period, diluted ADS only includes a portion of the 1.3 mn ADS extinguished and 3.1 mn ADS issued towards the end of 1Q11.

	Balance as of December 31, 2010	Balance as of March 31, 2011
Basic ADS	37.31	37.58
Add: Outstanding options and nonvested shares	1.16	-
Warrant to NGP	0.61	-
Diluted ADS	39.08	37.58

Note:  Basic ADS as of March 31st 2011 includes 1.07 mn ADS issued as part of 1st payment and portion of 3.09 mn ADS issued as part of 2nd payment to shareholders of Dacheng Networks due to timing of 2nd payment towards end of 1Q 2011 period.

Note 2: Because the Company had a net loss in 1Q11, the shares associated with the warrants to NGP, outstanding options and nonvested shares all had anti-dilutive effect.

Balance Sheet
As of March 31, 2011, the Company had $118.3 mn in cash and cash equivalents or US$ 3.1 per basic ADS in cash and cash equivalents. This includes a US$ 9.3 mn payment for the early extinguishment of convertible note issued to Nokia Growth Partners, a US$ 14.6 mn payment for the cash portion related to the final payment for Dacheng and a US$ 21.2 mn investment in RMB denominated short-term securities, now accounted for as a loan to third party.

Prepayment of Convertible senior note

On February 25, 2011, the Company prepaid 70% of the aggregate principal amount of the 5-year convertible senior note for US$ 9.31 million in cash, plus any accrued but unpaid interest on the note in February 2011. The prepaid portion of the note has rights to be converted into 1.33 million American Depositary Shares (ADS) equivalent to 53.2 million ordinary shares, representing about 3.5% of the Company's total shares outstanding as of December 31, 2010. We recorded a US$ 1.6 mn non-cash charge to 1Q11 earnings as a result of the premium paid to the underlying conversion price of the convertible note.

Business Outlook (For the 3-month period ending June 30, 2011):
The Company expects total revenues for 2Q11 to be within the range of US$ 41.5 mn to US$ 42.5 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 20 mn, mobile game revenues of US$ 12 mn and Online Game revenues of US$ 10 mn.

The Company expects total gross profit to be within the range of US$ 16 mn to US$ 17 mn, total operating profit to be US$ 4 mn to US$ 5 mn, net profit to be US$ 4 mn to US$ 5 mn, and Non-GAAP net profit is expected to be between US$ 6 mn to US$7 mn.

Conference Call:
The Company’s management team will conduct a conference call at 9:30 am Beijing time on May 25, 2011 (9:30 pm Eastern time and 6:30 pm Pacific time on May 24, 2011).  A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Three Months Ended March 31, 2010	For the Three Months Ended December 31, 2010	For the Three Months Ended March 31, 2011

Revenues	$40,636	$36,009	$40,127
Sales Tax	825	896	839
Cost of revenues	22,097	19,157	22,753
Gross profit	17,714	15,956	16,535
Operating expenses
Product development	6,841	4,771	3,606
Sales & marketing	4,406	4,125	4,831
General & administrative	2,796	2,134	2,939
Provision for impairment of goodwill and intangibles	-	8,729	-
Total operating expenses	14,043	19,759	11,376
Operating profit (loss)	3,671	(3,803)	5,159
Government subsidy	-	338	-
Interest income	406	779	686
Investment income	132	265	293
Loss on extinguishment of debt upon prepayment of convertible senior note	-	-	1,567
Gain/(Loss) in change in fair value of contingent consideration	-	10,894	(3,730)
Investment impairment loss	-	1,510	-
Interest expense on convertible note	253	277	230
Income (Loss) before tax expense	3,956	6,686	611
Income tax expense	791	1,671	1,067
Net income (loss)	$3,165	$5,015	$(456)

Basic earnings(loss) per ADS	$0.09	$0.13	$(0.01)
Diluted earnings (loss) per ADS	$0.08	$0.13	$(0.01)
Weighted average ADS outstanding (mn)	35.57	37.31	37.58
Weighted average ADS used in diluted EPS calculation (mn)	38.77	39.08	37.58

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Three Months Ended March 31, 2010	For the Three Months Ended March 31, 2011
Cash Flows From Operating Activities
Net Income (Loss)	$3,165	$(456)
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	1,241	1,191
Depreciation and amortization	1,960	1,159
Disposal of property and equipment	-	(4)
Provision of bad debt	-	222
Change in fair value of contingent consideration	-	3,730
Amortization of the debt discount	134	144
Investment income	-	(231)
Loss on extinguishment of debt upon prepayment of convertible senior note	-	1,567
Changes in operating assets and liabilities	(6,291)	(2,046)
Net Cash Provided by Operating Activities	209	5,276

Cash Flows From Investing Activities
Purchase of property and equipment	(715)	(676)
Loans to third party	-	(21,228)
Interest income from loans to third party	-	201
Acquisition of subsidiaries	(8,604)	(14,578)
Proceeds from disposal of property	-	4
Net Cash Used in Investing Activities	(9,319)	(36,277)

Cash Flows From Financing Activities
Proceeds from exercise of share options	104	105
Prepayment for Convertible Senior Note	-	(9,310)
Net Cash Used in Financing Activities	104	(9,205)

Effect of foreign exchange rate changes	11	1,355

Net increase in Cash and Cash Equivalents	(8,995)	(38,851)
Cash and Cash Equivalents, Beginning of Period	$139,289	157,171
Cash and Cash Equivalents, End of Period	$130,294	118,320

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ thousands)
(Unaudited)

	March 31, 2010	December 31, 2010	March 31, 2011
Cash and cash equivalents	$130,294	$157,171	$118,320
Trading Securities	47	20	29
Loans to third party	-	-	21,357
Accounts receivable (net)	29,747	21,794	28,143
Other current assets	5,010	5,979	3,779
Total current assets	165,098	184,964	171,628

Rental deposits	651	584	525
Intangible assets (net)	13,986	4,452	3,872
Property and equipment (net)	4,239	3,739	3,910
Long-term investments	1,465	-	-
Goodwill	90,095	87,706	88,764
Total assets	$275,534	$281,445	$268,699

Accounts payable(including accounts payable of the consolidated VIE without recourse to KongZhong Corporation of $11,810 , $9,871 and $11,986 as of March 31, 2010 , December 31,2010 and March 31, 2011, respectively)	$11,838	$9,910	$11,989
Deferred revenue(including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $1,746, $565 and $1,054 as of March 31, 2010 , December 31,2010 and March 31, 2011, respectively)	2,196	$2,550	2,596
Other current liabilities(including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $6,770, $8,214 and $7,463 as of March 31, 2010 , December 31,2010 and March 31, 2011, respectively)	65,828	51,015	11,313
Total current liabilities	79,862	63,475	25,898

Convertible note	2,983	3,553	1,063
Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $3,415, $477 and $305 as of March 31, 2010 , December 31,2010 and March 31, 2011, respectively)	3,415	477	305
Total liabilities	$86,260	$67,505	$27,266

Shareholders’ equity	189,274	213,940	241,433
Total liabilities & shareholders’ equity	$275,534	$281,445	$268,699

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, interest expense on convertible note, impairment of goodwill and intangibles, change of contingent payable and investment impairment loss.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended March 31, 2010 (US$ thousands)	For the Three Months Ended December 31, 2010 (US$ thousands)	For the Three Months Ended March 31, 2011 (US$ thousands)
GAAP Net Income (Loss)	$3,165	$5,015	$(456)
Share-based compensation	1,241	1,299	1,191
Financial expense on convertible note	253	277	230
Amortization of intangibles	1,423	1,330	619
Loss on extinguishment of debt upon prepayment of convertible senior note	-	-	1,567
Impairment of goodwill and intangibles	-	8,729	-
Change in fair value of contingent consideration	-	(10,894)	3,730
Investment impairment loss	-	1,510	-
Non-GAAP Net Income	$6,082	$7,266	$6,881

Non-GAAP diluted net income per ADS	$0.15	$0.18	$0.17
Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to convertible note issued to Nokia Growth Partners, or equivalent to 40.94 million ADS.

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have also offered news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our Internet games business in 2010, through our acquisition of Dacheng Networks, a developer and operator of online games.

Safe Harbor Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment;  the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: liuyuan@kongzhong.com